1 | Confidential Confidential Confidential Filed by Tailwind Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Tailwind Acquisition Corp. (Commission File No. 001-39489)

| Confidential DISCLAIMER Neither NUBURU, INC. (“NUBURU”) nor TAILWIND ACQUISITION CORP. (“TWND”) makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation are subject to change and are not intended to be all inclusive or to contain all the information that a person may desire in considering an investment in NUBURU or TWND and are not intended to form the basis of any investment decision in NUBURU or TWND. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary and must make your own decisions and perform your own independent investment and analysis of an investment in NUBURU or TWND and of the potential business combination of NUBURU and TWND or a wholly owned subsidiary of TWND. FORWARD–LOOKING STATEMENTS This presentation contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of NUBURU, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by TWND and its management, and NUBURU and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against NUBURU, TWND, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of TWND or the stockholders of NUBURU, or to satisfy other closing conditions of the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet NYSE’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of NUBURU as a result of the announcement and consummation of the business combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that NUBURU or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital Fund, LLC; (12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of TWND’s securities; (13) the risk that the transaction may not be completed by TWND’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TWND; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward- Looking Statements” in TWND’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 and registration statement on Form S-4 that TWND intends to file with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of TWND, referred to as a proxy statement/prospectus and other documents filed by TWND from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither TWND nor NUBURU gives any assurance that either TWND or NUBURU or the combined company will achieve its expected results. Neither TWND nor NUBURU undertakes any duty to update these forward-looking statements, except as otherwise required by law. TRADEMARKS NUBURU and TWND may own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with NUBURU or TWND, or an endorsement or sponsorship by or of NUBURU or TWND. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that NUBURU or TWND will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. 2 2 | Confidential

| Confidential USE OF MARKET DATA The market data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. NUBURU and TWND assume no obligation to update the information in this presentation. PARTICIPANTS IN THE SOLICITATION TWND and NUBURU and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TWND’s stockholders in connection with the proposed transactions. TWND’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of TWND listed in TWND’s registration statement on Form S-4, which is expected to be filed by TWND with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWND’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by TWND with the SEC in connection with the business combination. NO OFFER OR SOLICITATION This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. ADDITIONAL INFORMATION AND WHERE TO FIND IT On August 18, 2022, TWND filed a definitive proxy statement (the “Extension Proxy Statement”) for a special meeting of the stockholders to be held to approve an extension of time for TWND to complete an initial business combination through March 9, 2023 (the “Extension Proposal”). The Extension Proxy Statement was sent to TWND’s stockholders of record as of the record date set therein. Stockholders may also obtain a copy of the Extension Proxy Statement at the SEC’s website (www.sec.gov). This presentation relates to a proposed transaction between TWND and NUBURU. TWND intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of TWND (the "Business Combination Proxy Statement"). The Business Combination Proxy Statement will be sent to all TWND stockholders. TWND also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TWND are urged to read the Extension Proxy Statement, the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by TWND through the website maintained by the SEC at www.sec.gov. The documents filed by TWND with the SEC also may be obtained free of charge upon written request to Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046. NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRSENTATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE. RISK FACTORS For a description of the risks relating to an investment in NUBURU and the TWND, please see “Key Risk Factors” in the Appendix to this presentation. FINANCIAL INFORMATION The summary historical financial information of NUBURU as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020, presented in the Appendix to this presentation was derived from the audited historical consolidated financial statements of NUBURU to be included in the Business Combination Proxy Statement. The summary historical financial information of NUBURU as of June 30, 2022, and for the six months ended June 30, 2022 and 2021, presented in the Appendix to this presentation was derived from the unaudited interim historical financial statements of NUBURU to be included in the Business Combination Proxy Statement. The summary historical financial information should be read together with the consolidated financial statements and accompanying notes and “NUBURU’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be included in the Business Combination Proxy Statement. The summary historical financial information is not intended to replace NUBURU’s consolidated financial statements and the related notes to be included in the Business Combination Proxy Statement. NUBURU’s historical results are not necessarily indicative of NUBURU’s future results. 3 3 | Confidential

World Class Management Team



Ron Nicol
Executive Chairman

30+ years of experience consulting growth companies

Executive leadership experience at private and publicly listed companies. Strengths include strategy, organization and change management

BCG
B&W BABCOCK & WILCOX



Dr. Mark Zediker
CEO

30 years of experience as an entrepreneur

Executive leadership experience at private and publicly listed companies. Strong management and technical background. Cofounded 3 companies

BOEING
FORO ENERGY
COHERENT
NUVONYX INCORPORATED



Brian Knaley
CFO

25 years of experience as a financial executive

Financial leadership experiences at publicly listed and private companies including several engineering firms

ARC Group Worldwide
ArcelorMittal
CATERPILLAR



Brian Faircloth
COO

18 years of experience scaling operations

Executive leadership at private and publicly listed companies. Expert in Six Sigma, Lean Manufacturing Methods and ISO-9001

FORO ENERGY
COHERENT
NUVONYX INCORPORATED



Andrew Dodd
VP of Global Sales

30 years of global business development experience

Executive leadership at private companies and publicly listed companies. Strong experience in lasers, machine tools and material processing

AMADA
AMADA WELD TECH
GSI Lumonics
BLM GROUP

4 | Confidential

NUBURU

| Confidential Tailwind Acquisition Corporation (TWND) Overview Tailwind At A Glance .. Purpose-built to support visionary founders .. Approximately $334M held in trust .. Serial SPAC franchise; recent de-SPAC successfully closed 5 | Confidential Tailwind Differentiators .. Built by founders and operators, for founders and operators .. Significant track record of scaling public and private companies .. Substantial experience investing in innovative technology companies Chris Hollod CEO & Director Founder and Managing Partner of Hollod Holdings Matt Eby CFO & Director Co-Founder and Managing Partner of Tengram Capital Partners Philip Krim Chairman Co-Founder of Casper Sleep (NYSE: CSPR) and Managing Partner of Montauk Ventures Boris Revsin Director Managing Partner of Tribe Capital Wisdom Lu Director Founding Partner of Stibel & Co. and Bryant Stibel Alan Sheriff Director Founder and former Co-CEO of Solebury Capital Will Quist Director Partner at Slow Ventures

| Confidential 6 | Confidential PLEASE SEE DEFINITIVE PROXY FOR ADDITIONAL RELEVANT DETAILS (1) Subject to the closing of the transaction and other conditions (2) Assumes full utilization of the Lincoln Park funding agreement, no redemptions from the trust account by the TWND public stockholders and before payment of transaction expenses Summary Transaction Overview NUBURU at a Glance . Leading blue laser technology company poised to disrupt and enable multiple fast growing addressable markets and promote a sustainable future .. ~36 systems shipped to ~26 customers .. 170+ granted and pending patents and applications .. Track record of innovation in the laser industry Transaction Funding . Tailwind Acquisition Corp. (NYSE: “TWND”) is a publicly listed special purpose acquisition company (SPAC) with ~$334M in cash in trust .. Transaction is expected to be supported by a funding agreement with Lincoln Park Capital for up to an aggregate of $100M1 Valuation . Pre-Money Enterprise Value of NUBURU = $350M at $10 per share Capital Structure . NUBURU holders are rolling 100% of their equity in the transaction .. Post transaction, NUBURU will have up to ~$434M in cash to fund growth and explore strategic M&A2

| Confidential Innovative Preferred Share Structure Benefits Stockholders 7 | Confidential .. In order to further incentivize current stockholders not to redeem, Tailwind has designed a unique stock structure that utilizes unlisted convertible preferred shares .. Each TWND Class A stockholder will receive one unlisted preferred share following the Closing for every one share of Class A common stock not redeemed .. Tailwind’s stockholders, whether individual or institutional, would be treated equally and would benefit from the ability to receive this additional consideration, rather than making the preferred share available only via a private placement that is not typically accessed by individual investors .. The preferred share is a senior security with a $10.00 per share liquidation preference, and the preferred share can be put back to the Company for its liquidation value after two years .. Tailwind Class A stockholders who elect to redeem will receive $10.00 plus any applicable interest per share at Closing, but will not receive any preferred shares PLEASE READ THE DEFINITIVE PROXY CAREFULLY AS YOU CONSIDER WHETHER OR NOT TO REDEEM PLEASE REFER TO THE DEFINITIVE PROXY AND ASSOCIATED DOCUMENTS FOR ADDITIONAL DETAILS

| Confidential Leading Blue Laser Company .. Disrupting and enabling fast growing markets .. 3D printing, E-mobility, consumer electronics, and aerospace and defense .. Promoting a sustainable future Proprietary Technology .. Extensive IP portfolio .. 170+ granted and pending patents and applications worldwide1 Compelling Business Model .. Blue chip companies in large, global industries as current and target customers .. Near-term visibility enabled by customer orders and engagement .. Possibility of follow-on revenue streams Experienced, Founder-led Leadership .. Pioneering, founder- led, and visionary management and sponsor team .. Track record of innovation and execution in the laser industry Growing Market Adoption .. 36 systems shipped to 26 customers2 .. Deep partnerships with Essentium3 and AFWERX4 Key Investment Highlights 8 | Confidential (2) Customer and unit count as of June 2022. (3) Essentium Announcement. (4) AFWERX Announcement. (1) As of June 2022.

| Confidential NUBURU: The Blue Laser Company

10 | Confidential NUBURU Solves Key Manufacturing Problems Manufacturing Challenges 10 | Confidential Solution Higher Speed and Yield to Manufacture Batteries and EV Components Able To Produce Difficult to Make Components at Higher Speeds and Efficiency Providing a Scalable 3D Printing Solution that is Material Agnostic Enormous Growth in Electric Vehicle Production Rising Complexity of Manufacturing Consumer Electronics Global Supply Chain Disruptions

| Confidential Why the Blue Laser is the Superior Solution 11 | Confidential Weld Better, Print Faster, and be More Precise With Blue Blue Wavelength Inherently Advantaged Spot Size Significantly Smaller Than Infrared Superior Brightness Higher Energy Absorption In Metals Major Advantages of NUBURU Blue Laser NUBURU Began IP Protection In 2013 7 Years Of Blue Laser Development Ready For Broad-Scale Commercialization Key Metals Blue to Infrared Absorption Ratio Gold 66x Silver 17x Copper 13x Aluminum 3x Nickel 1.5x Steel 1.5x

| Confidential Fundamental Enabling Technology for Multiple Markets Enabling Technology for a Sustainable Future (1) See Slide 16. (2) Granted and Pending (3) Copper (4) Larger referring to part size (5) See photos on page 28. $4B → $33B Projected Growth in Target Markets In Next Decade1 170+ Patents and Applications2 8x faster & low to no defect welding3,5 10x larger & up to 7x faster 3D printing3,4 12 | Confidential

| Confidential Welding Address the tens of thousands of welds in an EV1. Can work with copper, aluminum, titanium, and stainless steel. Metal 3D Printing Superior in terms of size of print, breadth of materials, and overall resolution that can be achieved NUBURU's Blue Lasers Today: Core Applications 13 | Confidential Sensors, Power Electronics & Lighting Battery Pack Electric Motors (1) Number varies by manufacturer and model and manufacturing process utilized.

The Future is Brighter with NUBURU

Enabling Technology for a Sustainable Future

~5x more **energy efficient** welding process than IR lasers[1]

70% **reduced waste** 3D printing vs. subtractive manufacturing[2]

Spear-heading **electrification** and a **carbon-free future**

More durable, longer-life end products

14 | Confidential

(1) Based on Company thin copper weld testing where ~10x decrease in processing time reduces energy requirements.
(2) Based on Company estimates for 3D printing vs. subtractive manufacturing.

NUBURU

| Confidential NUBURU's Blue Lasers Addresses Multiple Large Markets Industrial Welding Mission-critical Applications .. Maximum mechanical and electrical weld performance .. Increased productivity .. Expanding laser-based processing into new applications 3D Printing Mission-critical Applications .. High speed production .. High filling factor density .. Large volume parts .. Lower production costs Defense Specific Applications .. Advanced additive manufacturing at the edge .. Electrification Other Industries Healthcare .. Bio instrumentation (Bioinformatics) Solar .. Annealing of solar panel 15 | Confidential 10,000+ Test Welds and 200+ Applications Conducted

| Confidential NUBURU’s Markets Projected to Grow 16 | Confidential (1) Source: AMPOWER 2022 and NUBURU estimates based on customer feedback. (2) Source: NUBURU estimates based on customer feedback. (3) Includes bio-instrumentation, display and others. Serviceable Addressable Market (SAM) Total Addressable Market (TAM) (1) Source: AMPOWER 2022 and NUBURU estimates based on customer feedback. (2) Source: Laser Focus World Industrial Forecast 2021 and NUBURU estimates based on customer feedback. (3) Source: NUBURU estimates based on customer feedback. (4) Includes non-welding technologies such as ultrasonic, resistance, TIG, selected soldering and others. 1 2 3, 4 1 2 2 2 2, 3 2

| Confidential NUBURU's Blue Laser Target Markets and Ecosystem (1) Data as of June 2022 Note: The companies listed above represent target markets and do not represent a customer list. 17 | Confidential Batteries & Energy Storage 9 of Top 20 Engaged Consumer Electronics 5 of Top 20 Engaged 3D Printing 5 of Top 20 Engaged E-Mobility 5 of Top 20 Engaged Tested with 30+ Potential Customers; 36 Lasers Delivered

18 | Confidential “Picks and Shovels” of Modern-Day Manufacturing NUBURU's Success Driven by Sector Megatrends 18 | Confidential Note: The companies listed above represent target markets and do not represent a customer list.

| Confidential NUBURU's Blue Laser: Superior Form of Industrial Welding Process Energy Efficiency Process Energy Efficiency Process Speed2 Process Speed2 Remote Welding Capability Remote Welding Capability Manufacturing Yield Manufacturing Yield Low to No Defect1 Low to No Defect1 No Spatter / Safety No Spatter / Safety NUBURU INFRARED ULTRASONIC RESISTANCE (1) See photos on page 28. (2) Speed across materials on a per watt basis. 19 | Confidential Myriad advantages of NUBURU result in significantly higher potential ROI Good performance Marginal performance Unsatisfactory performance

| Confidential Comprehensive IP Strategy Secures First Mover Advantage 170+ Granted and Pending Patents and Applications Over 7,500 claims filed across all aspects of NUBURU's current and future technology since 2013 with 100s of trade secrets .. Blue Laser Technology (AO & AI) .. Single Mode Blue Laser Technology “SML” .. 3D Printer Technology .. Application Patents (Commercial and Defense) .. Foreign rights include EP, JP, KR, CN, and RU 20 | Confidential Note: Patent position as of June 2022.

History of Technical and Technological Progress

2013
First high-powered blue laser patent

2015
- NUBURU founded
- CO facility open

2016
Beta program and market validation

2017
86 Total Patent Applications
150W
- Launched AO 150
- Applications Lab Open

2018
112 Total Patent Applications
500W
- Launched AO 500
- First Copper Weld; Joint R&D with major copper foil co.
- Awarded first 3D Printing Patents

2019
133 Total Patent Applications
650W
- Launched AO 200
- Launched AO 650
- Demonstrated 3D area printing

2020
142 Total Patent Applications
650W
- Over 10,000 customer tests complete

2021
156 Total Patent Applications
650W
- Awarded Copper Welding, Blue Laser, 3D Printing, Materials Processing Patents covering NUBURU's award-winning technology[2]
- Built first Blue 3D printer using EOS M100

2022-Forward
170+ Total Patent Applications[1]
>1000W
- High brightness laser (AI & SML)
- Essentium partnership
- AFWERX contract awarded

NUBURU

(1) Granted and pending patents and applications as of June 2022.
(2) https://www.startus-insights.com/innovators-guide/5-top-additive-manufacturing-startups-impacting-the-automotive-industry/.

21 | Confidential

| Confidential Made in the USA: NUBURU's Blue Laser Technology Applications Lab .. Demonstration systems .. Welding system .. 3D printing .. Metallurgical Lab Manufacturing Facility .. Automation .. Testing + QC .. Clean Room .. Burn in facility Engineering .. Design Center .. Prototyping .. Clean Room R&D .. Research Center .. Clean Room 22 | Confidential ~30,000 sq. ft headquarters near Denver

NUBURU's Board of Directors Nominees



Ron Nicol
- Executive Chair
- 30+ years of experience consulting growth companies



Mark Zediker
- CEO
- 30 years of experience as an entrepreneur



John Sabl
- General Counsel of Anzu Partners, LLC
- 30+ years of experience advising growth companies on legal matters



Ake Almgren
- Independent Director, CEO and founder of Orkas, Inc.
- 5 decades of experience in the energy industry



Lily Yan Hughes
- NomGov Chair Nominee
- 25 years of experience as corporate counsel and executive in technology and manufacturing



Kristi Hummel
- Compensation Chair Nominee, CPO at Skillsoft
- 25 years of experience leading people strategies



Elizabeth Mora
- Audit Chair Nominee
- 30 years of experience leading finance and large, complex originations



Tom Wilson
- Board Observer; Chair, President & CEO at Allstate
- 35 years of experience in financial services

23 | Confidential

| Confidential Product Overview

Current & Near-Term Core Welding Product Overview

Leveraging Modularity, Similar Housing Electronics to Create Scalability, De-risk Product Development Roadmap

AO-650	AI-300/370	AI-500/650	AI-1000/1500	AI-2000/2500	AI-4000/5000
Weld of consumer electronics w/o scanners	Small-scale consumer electronics	Large-scale consumer electronics	Small-scale consumer electronics/ battery	Battery foils & tabs / EV	Battery bus bars / EV
Production release Q2 2022	Production release expected Q1 2023	Production release expected Q2 2023	Production release expected Q2 2023	Production release expected Q3 2023	Production release expected Q3 2023
	(1) Light Module	(2x) Light Modules	(4x) Light Modules	(8x) Light Modules	(16x) Light Modules


24"
38"
23"

Light Modules 

NUBURU

25 | Confidential

| Confidential Current & Near-Term Core 3D Printing Product Overview 26 | Confidential AI-500/650 Large-scale consumer electronics Production release Q2 2023 AO-650/AI-X000 Plug and play 3D printing DED (Direct energy deposition) powder and wire feed Production release Q2 2022 and 2023 SML-100 Plug and play 3D printing, scanner-based powder beds Production release expected Q4 2023 SML-500 Plug and play 3D printing scanner-based powder beds, remote welding, and cutting Production release expected Q3 2024 Outer Year Product Development Roadmap De-risked Through Strong R&D Capabilities

| Confidential 27 | Confidential Development Pilot Production Product Introductions Expected to Drive Market Expansion & Revenue Growth AO/AI SML 3D Printing

| Confidential 3D Printing 3D Printing Welding Battery Foils Welding Battery Foils Welding Bus Bars Welding Bus Bars NUBURU IR LASER ULTRASONIC No Porosity No Spatter Strong Weld Low Resistance Low to No Defects Continuous weld Low Resistance High Strength Low Fatigue Low to No Defects Material Agnostic Low to No Defects Up to 7x Faster Up to 10x Larger NUBURU Solves Key Manufacturing Problems in Consumer Electronics, Cell Phones, and 3D Printing 28 | Confidential Defects Low to No Defects Not a Solid Weld Limited to Pulsed Welding Low to No Defects Continuous Weld N/A Low to No Defects Copper Print High Porosity Copper Print Weak Welds NUBURU ADVANTAGES

NUBURU is Highly Valuable to Battery and EV Production

EV Production Requires Tens of Thousands of Welds[1]

CELL LEVEL
Mechanical Properties



ELECTRODE-TO-TAB
80 copper foils to tab

CASE SEALING
1.5mm Aluminum

MODULE LEVEL
Electrical Performance



TAB-TO-TAB
2 x 400μm copper on 800μm copper

PACK LEVEL
Production Efficiency



BUS BAR
400μm on 1.5mm copper


Sensors, Power Electronics & Lighting
Electric Motors
Battery Pack

(1) Number varies by manufacturer and model and manufacturing process utilized.

29 | Confidential

NUBURU

NUBURU is Highly Valuable to Cell Phone Production

Cell Phone Production Requires Hundreds of Precision Welds[1]

PHONE BATTERY
Mechanical / Electrical



NUBURU Laser Welded Battery Foil Stack

PHONE STRUCTURE
Mechanical



Laser Welded Cell Phone Frame Assembly

PHONE COOLING
Thermal Management



NUBURU Laser Welded Cell Phone Cooler


Cell Phone Battery Welds
Cell Phone Camera Lens Welding
Cell Phone Mechanical / Electrical Structure Welds
Cell Phone Processor Cooling

NUBURU

30 | Confidential

(1) Number varies by manufacturer and model and manufacturing process utilized.

31 | Confidential Confidential Confidential

| Confidential KEY RISK FACTORS Unless the context requires otherwise, references to “NUBURU,” “we,” “us” or “our” in this section are to the business and operations of NUBURU prior to the Transaction and to combined company and its subsidiaries following the Transaction. The risks presented below are certain of the general risks related to our business, and such list is not exhaustive. The list below is qualified in its entirety by disclosures contained in future documents to be filed or furnished by NUBURU and TWND, with the SEC, including the documents filed or furnished in connection with the proposed Transactions between NUBURU and TWND. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of NUBURU and TWND and the proposed transactions between NUBURU and TWND, and may differ significantly from and be more extensive than those presented below. The risks described below are not the only ones NUBURU or TWND faces. Additional risks that are not currently known or that are currently believed to be immaterial may also impair our business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making an investment in TWND. Risks Relating to Our Business and Operations .. We are an early-stage company with a history of losses. We have not been profitable historically and may not be able to achieve profitability in the future. .. Our limited operating history and the novelty of our blue laser systems make evaluating our business, the risks and challenges we may face and our future prospects difficult. .. The engineering of our laser systems is still in the prototype stage, and there is no guarantee that we will be successful in implementing production of our laser systems on a commercial scale. .. If our laser systems contain design or manufacturing defects, our business and financial results could be harmed. .. Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results. .. The failure of our suppliers to deliver necessary raw materials and components that meet the specifications for our laser systems in a timely manner could cause installation delays, cancellations and damage to our reputation. .. We depend on sole source or limited source suppliers, as well as on our own production capabilities, for some of the key components and materials, including laser diodes and optical filters, which makes us susceptible to supply shortages and other supply chain disruptions and to price fluctuations that could adversely affect our business, particularly our ability to meet our customers’ delivery requirements. .. We are highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers. .. If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in a loss of customers. .. There is no assurance that non-binding letters of intent and other indications of interest from customers will be converted into binding orders, sales, bookings or committed offtake contracts. As a result, our operating results may be materially lower than our expected results of operations. .. Our systems involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business. The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues. .. Because of the long sales cycles, our operating results and financial condition may fluctuate significantly from quarter to quarter. .. If we fail to meet our customers’ price expectations, demand for our products could be negatively impacted and our business and results of operations could suffer. .. We expect to contract with a number of large companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues. .. Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results. .. If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired. .. In the event of future growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations. .. We are highly dependent on current key executives and if we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could suffer. .. Labor disputes could disrupt our ability to serve our customers or lead to higher labor costs. .. Our expectations and targets regarding the times when we will launch our products depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance. .. Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate. .. Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses. 32

| Confidential Risks Relating to Our Business and Operations (continued) .. Operational costs can be difficult to predict and may include costs from requirements related to the decommissioning of our systems. .. We expect to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase our losses and negatively impact our ability to achieve or maintain profitability. .. Our ability to use net operating loss (“NOL”) carryforwards and other tax attributes may be limited in connection with the proposed Transaction and other ownership changes. .. Our insurance coverage may not adequately protect us from harm or losses we may suffer. .. The implementation of our business plan and strategy may require additional capital and this capital might not be available on acceptable terms, if at all. .. There is no assurance that we will be able to execute on our business model. .. Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results. Risk Relating to Our Industry .. Our future growth is dependent upon the competition, pace and depth of blue laser adoption, as well as on the growth of certain end markets. If such markets do not develop as we expect, or if they develop more slowly than we expect, our business, prospects, financial condition and operating results could be adversely affected. .. If the cost of competitive technologies continues to decline, our blue laser technology may not be considered as cost-effective when compared to such competing technologies. .. Our systems are based on novel technologies to produce blue wavelength lasers and potential customers may be hesitant to make a significant investment in our technology or switch from the technology they are currently using. .. The average selling prices of our products could decrease over the life of the product, which may negatively affect our revenue and margins. .. We operate in a highly competitive industry and there is increasing competition. Many of our competitors and future competitors may have significantly more financial and other resources than we do and if we do not compete effectively, our competitive positioning and our operating results will be harmed. .. Our market is characterized by rapid technological changes and evolving standards demanding a significant investment in research and development, and, if we fail to address changing market conditions, our business and operating results will be harmed. .. Global economic conditions and macro events may adversely affect us. Risk Relating to Litigation and Regulation .. Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the business combination, and results of operations. .. Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity and requirements resulting in increased expenses. .. We may be subject to securities litigation, which is expensive and could divert management attention. .. Our manufacturing facilities are subject to various compliance requirements, including Occupational Safety and Health Administration (“OSHA”), and compliance costs could increase as we plan to scale our operations. .. Laws, regulations and rules relating to privacy, information security, and data protection could increase our costs and adversely affect our business opportunities. In addition, the ongoing costs of complying with such laws, regulations and rules could be significant. .. Our business may depend on the continued availability of rebates, tax credits and accelerated depreciation schedules, and other financial incentives. The reduction, modification, or elimination of government economic incentives, particularly in the defense and research sectors, and tax policies could cause our revenue to decline and harm our financial results. .. Unanticipated changes in tax laws may affect future financial results. .. We must comply with and could be impacted by various export controls and trade and economic sanctions laws and regulations that could negatively affect our business and may change due to diplomatic and political considerations outside of our control. .. We could be liable for environmental damages resulting from our operations, which could impact our reputation, our business, and our operating results. 33

| Confidential Risk Relating to Intellectual Property .. We may be unable to protect, defend, maintain or enforce our intellectual property rights for the intellectual property on which our business depends, including against existing or future competitors. Failure to protect defend, maintain and enforce that intellectual property could result in our competitors offering similar products, potentially adversely affecting our growth and success. .. We may be subject to third-party claims of infringement, misappropriation or other violations of intellectual property rights, or other claims challenging our agreements related to intellectual property, which may be time-consuming and costly to defend, and could result in substantial liability. .. Our patents and, patent applications if issued, may not provide adequate protection to create a barrier to entry. The provisional and non-provisional patent applications that we own may not issue as patents or provide adequate protection to create a barrier to entry, which may hinder our ability to prevent competitors from selling products similar to ours. .. Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our intellectual property rights. Other Risks .. Cyber-attacks and other disruptions, security breaches and incidents could have an adverse effect on our business, harm our reputation and expose us to liability. .. Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results. .. Our financial condition and results of operations as well as those of potential customers could be adversely affected by epidemics, pandemics and other outbreaks such as the COVID-19 pandemic, which has caused a material adverse effect on the level of economic activity around the world. .. Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Russian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world. .. We may engage in a wide array of potential strategic transactions, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition. .. Negative publicity could result in a decline in our growth and have a material adverse effect on our business, our brand and our results of operations. Risk Relating to Being a Public Company .. Our quarterly results and key metrics are likely to fluctuate significantly and may not fully reflect the underlying performance of our business. .. We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices. .. We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors. .. We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting. .. Changes in accounting principles may cause previously unanticipated fluctuations in our financial results, and the implementation of such changes may impact our ability to meet our financial reporting obligations. .. Our management has limited experience in operating a public company. Risks Relating to the Business Combination .. NUBURU and TWND stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management. .. The market price of shares of New NUBURU Common Stock after the Business Combination may be affected by factors different from those currently affecting the prices of shares of Class A Common Stock. .. TWND has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view. .. The consummation of the Business Combination is subject to a number of conditions and, if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. .. Termination of the Business Combination Agreement could negatively impact TWND. .. TWND directors and officers may have interests in the Business Combination different from the interests of TWND stockholders. .. The Business Combination Agreement contains provisions that may discourage TWND from seeking an alternative business combination. 34

| Confidential Risks Relating to the Business Combination (continued) .. The Business Combination will result in changes to the board of directors of New NUBURU that may affect the strategy of New NUBURU. .. TWND and NUBURU will incur transaction costs in connection with the Business Combination. .. Stockholders will have their rights as stockholders governed by the Post-Closing New NUBURU’s Governing Documents. .. The Sponsor has agreed to vote in favor of the proposals at the TWND Special Meeting, regardless of how public stockholders vote. .. Because of TWND’s limited resources and the significant competition for business combination opportunities, it may be more difficult for it to complete the initial business combination. .. TWND may not be able to consummate the Business Combination or an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Class A Common Stock and liquidate, in which case the holders of Class A Common Stock may only receive approximately $10.00 per share, or less than such amount in certain circumstances, and the public warrants will expire worthless. .. TWND’s Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or Public Warrants from holders of Class A Common Stock, which may influence the vote on the Business Combination Proposal and reduce the public float of the Class A Common Stock. .. Neither TWND nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by NUBURU in the Business Combination Agreement ultimately proves to be inaccurate or incorrect. .. Either TWND or NUBURU may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement. .. TWND does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for TWND to consummate an initial business combination with which a substantial majority of TWND’s stockholders do not agree. .. If third parties bring claims against TWND, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share. .. TWND and its directors are, or may in the future be, subject to claims, suits and other legal proceedings, including challenging the Business Combination, that may result in adverse outcomes, including preventing the Business Combination from becoming effective or from becoming effective within the expected time frame. .. TWND’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the holders of Class A Common Stock. .. TWND may not have sufficient funds to satisfy indemnification claims of its directors and executive officers. .. If, after TWND distributes the proceeds in the Trust Account to the holders of Class A Common Stock, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against TWND that is not dismissed, a bankruptcy court may seek to recover such proceeds, and TWND and its board may be exposed to claims of punitive damages. .. If, before distributing the proceeds in the Trust Account to the holders of Class A Common Stock, TWND files a bankruptcy petition or an involuntary bankruptcy petition is filed against TWND that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of TWND’s stockholders and the per-share amount that would otherwise be received by TWND’s stockholders in connection with TWND’s liquidation may be reduced. .. TWND stockholders may be held liable for claims by third parties against TWND to the extent of distributions received by them upon redemption of their shares. .. TWND may amend the terms of its warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of Class A Common Stock purchasable upon exercise of a Public Warrant could be decreased, all without your approval. .. TWND may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless. .. Subsequent to the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, New NUBURU may be required to take write-downs or write-offs, or the combined company may be subject to restructuring, impairment or other charges that could have a significant negative effect on the combined company’s financial condition, results of operations and the price of New NUBURU Common Stock, which could cause you to lose some or all of your investment. .. The future exercise of registration rights may adversely affect the market price of New NUBURU Common Stock. .. Warrants will become exercisable for New NUBURU Common Stock and the New NUBURU Series A Preferred Stock will be convertible into New NUBURU Common Stock, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to New NUBURU stockholders. .. There is no guarantee that our warrants will be in the money at the time they become exercisable, and they may expire worthless. .. The Pre-Closing TWND Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in TWND’s name, actions against TWND’s directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against TWND’s directors, officers, other employees or stockholders. 35

| Confidential Risks Relating to the Business Combination (continued) .. Since the Sponsor and TWND’s officers and directors who are members of the Sponsor have interests that are different, or in addition to (and which may conflict with), the interests of the public stockholders, a conflict of interest may have existed in determining whether the Business Combination with NUBURU is appropriate as a business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed. .. The process of taking a company public by means of a business combination with a special purpose acquisition company (“SPAC”) is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors. .. We will have broad discretion in the use of the net proceeds to us from the Business Combination, you may not agree with how we use the proceeds and the proceeds may not be invested successfully. .. Because the market price of shares of New NUBURU Common Stock will fluctuate, NUBURU stockholders cannot be sure of the value of the merger consideration they will receive. .. NUBURU will be subject to business uncertainties and contractual restrictions while the merger is pending. .. Incorrect estimates or assumptions made in connection with the preparation of the financial statements contained in this proxy statement/prospectus could adversely affect New NUBURU’s reported assets, liabilities, income, revenue or expenses. .. TWND currently intends to only complete one business combination with the proceeds of the TWND IPO and the sale of the private placement warrants, which will cause TWND to be solely dependent on NUBURU’s business. This lack of diversification may negatively impact TWND’s operations and profitability. .. We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, that could have a material adverse effect on the continued growth and development of New NUBURU. Risks Related to Ownership of New NUBURU Common Stock and New NUBURU Series A Preferred Stock Following the Business Combination .. New NUBURU Common Stock will be subordinated to shares of New NUBURU Series A Preferred Stock issued in the Preferred Stock Issuance. .. Shares of New NUBURU Series A Preferred Stock may be subordinate to any senior preferred stock New NUBURU may issue and to any future indebtedness. .. At the two-year anniversary of the Preferred Stock Issuance, New NUBURU is obligated to redeem shares of New NUBURU Series A Preferred Stock for cash. There can be no guarantee that New NUBURU will have funds available to make this redemption. .. The NYSE may delist New NUBURU’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject New NUBURU to additional trading restrictions. .. If the NUBURU Common Stock is delisted from trading, the ability of holders of New NUBURU Series A Preferred Stock to transfer or sell their shares of the New NUBURU Series A Preferred Stock may be limited and the market value of the New NUBURU Series A Preferred Stock will likely be materially adversely affected. .. New NUBURU’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result. .. There is no public market for the Series A Preferred Stock being offered in this offering. .. Because there are no current plans to pay cash dividends on New NUBURU Common Stock or New NUBURU Series A Preferred Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you originally paid. .. If securities analysts do not publish research or reports about New NUBURU’s business or if they downgrade New NUBURU’s stock or New NUBURU’s industry, New NUBURU’s stock price and trading volume could decline. .. Future sales, or the perception of future sales, by New NUBURU or its stockholders in the public market following the Business Combination could cause the market price for New NUBURU Common Stock to decline. .. Anti-takeover provisions in New NUBURU’s organizational documents could delay or prevent a change of control. .. If the Merger does not qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of NUBURU Common Stock may be required to pay substantial U.S. federal income taxes. .. As a holder of New NUBURU Series A Preferred Stock, you will have extremely limited voting rights. .. The Public Stockholders will experience immediate dilution. 36

| Confidential Risks Relating to Redemption .. There is no guarantee that a TWND public stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position. .. If TWND public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Class A Common Stock for a pro rata portion of the funds held in the Trust Account. .. If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the shares of Class A Common Stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Class A Common Stock. .. There is uncertainty regarding the federal income tax consequences of the redemption to the holders of Class A Common Stock. .. If a stockholder fails to receive notice of TWND’s offer to redeem TWND’s public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed. .. Significant redemptions among TWND’s public shareholders may require New NUBURU to raise future financing after the closing of the Business Combination. .. A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions. 37

| Confidential Appendix

| Confidential .. Highly advanced manufacturing players leveraging technology and software to drive growth .. Accelerated revenue growth profile .. Highly advanced manufacturing players leveraging technology and software to drive growth .. Accelerated revenue growth profile Industry 4.0 .. Scaled players leveraging current generation laser technology across diversified applications .. Few rising players with a focus on next generation technology and applications .. Scaled players leveraging current generation laser technology across diversified applications .. Few rising players with a focus on next generation technology and applications .. Highly advanced additive manufacturing peers with growth expected to be driven by metal 3D printing tailwind .. Accelerated revenue growth profile .. Highly advanced additive manufacturing peers with growth expected to be driven by metal 3D printing tailwind .. Accelerated revenue growth profile .. Mature companies with a focus on traditional welding and tool manufacturing .. Low growth and steady margins .. Mature companies with a focus on traditional welding and tool manufacturing .. Low growth and steady margins .. Mixed group of peers with differentiated, high value add products and services .. Overlapping end markets and applications .. Historical and future growth driven by mega trends including electrification / energy transition, automation, and Industry 4.0 .. Mixed group of peers with differentiated, high value add products and services .. Overlapping end markets and applications .. Historical and future growth driven by mega trends including electrification / energy transition, automation, and Industry 4.0 Selected Public Comparable Universe For NUBURU Additive 2.0 Industrial Lasers / Laser Welding Traditional Welding And Tools High-Growth, Advanced Manufacturing 39 | Confidential

| Confidential Metal 3D Printing

| Confidential NUBURU's Blue Lasers: Superior to Other Metal 3D Printing Technology Strong Product Value Proposition .. Speed: Up to 7x faster 3D printed parts .. Scale: 10x larger .. Density: Near forged metal densities Aerospace, Automotive, Medical & Dental, Consumer Products, Industrial 41 | Confidential NUBURU Blue Light Engine creates high- quality Stainless Steel and Copper parts

| Confidential NUBURU's Blue Lasers Enable Faster Printing Speeds Build rates measured in directed energy deposition tests to date 7x Copper 1.5x Titanium 3x Stainless Steel 1.5x Copper Alloy 42 | Confidential NUBURU has Demonstrated up to 7x Build Speed Increase in Copper and 3x Build Speed Increase in Stainless Steel

NUBURU's Blue Lasers Enable Larger Printing Volume


NUBURU
blue laser
Infrared Laser
10X printing envelope
compared to infrared capability
Print 10x Larger
Metal Components
Inconel[1] / Copper Alloy
Construction

(1) Inconel refers to a family of austenitic nickel-chromium-based superalloys.

43 | Confidential

NUBURU

| Confidential NUBURU's Blue Lasers Enable Copper 3D Printing Almost as Dense as Forged Metal >97% Density 80% Density 85% Density (Post Sintering) Infrared Infrared Binder Jet Binder Jet 44 | Confidential Note: Density relative to forged copper.

| Confidential Welding & Manufacturing Breakthrough

| Confidential NUBURU's Blue Lasers Provide Greater Welding Speeds Air Conditioners: 15X Infrared Cell Phones: 15X Infrared Hydrogen Fuel Cells: 5X Infrared Copper Welding Speed (Meters per Minute)1 1.5 NUBURU Blue IR 17.5 Copper Welding: 17.5 Meters Per Minute 46 | Confidential https://youtu.be/qTfzLmUP1Kk (1) Based on customer and NUBURU testing. Determined using different Copper thicknesses and scanning speeds.

| Confidential NUBURU's Blue Lasers Have Potential to Transform Metal Welding – Advancing Industries That Enable a More Sustainable Future Tens of thousands of welds per vehicle3 Welding required in: .. Electric motors .. Sensors, Power Electronics & Lighting .. Battery Pack .. Chassis Number of welds: 200+ including structural, connecting, electrical2 .. e.g., vapor chamber, sub assemblies 47 | Confidential Strong Product Value Proposition 8x faster welding (copper) Low to no defect welding1 High strength, low resistance welding Energy efficient welding; lower touch times (1) See photos on page 28. (2) Based on customer testing. (3) Number varies by manufacturer and model and manufacturing process utilized.

| Confidential NUBURU's Blue Lasers Are the Next Breakthrough for Copper Welding CO2 Lasers Copper Absorption <1% Replacing torches for general steel welding Unable to weld copper Lamp pumped Infrared YAG Lasers Copper Absorption ~5% Imprecise, difficult to control and was unreliable DPSS Infrared Lasers Copper Absorption ~5% Improved reliability and precision but power too low Infrared FIBER Lasers Copper Absorption ~5% Precision welding enables electronics NUBURU Blue Lasers Copper Absorption ~65% Introduces the first Industrial Blue Laser welding system, which is up to: • 8x faster on copper • with high quality welds Compared to Fiber and DPSS lasers 48 | Confidential (1) Source: Strategies Unlimited (Endeavor). Includes all laser segments and not just laser welding. 1970 1980 1990 2000 ~$0 Total Worldwide Laser Revenues1 ~$200 million ~$1.2 billion ~$6 billion ~$15 billion 2019

| Confidential Operations

| Confidential NUBURU's Advisory Board David H. Buss .. Former Vice Admiral, “Air Boss,” U.S. Navy .. Current CEO of OpenDrives, Inc. "NUBURU’s cutting-edge blue laser technology has the very real potential to be transformational for the Department of Defense future capabilities from directed energy weapons to additive manufacturing." Ga-Lane Chen, Ph.D. .. Former CTO & CIO of Foxconn .. Recognized inventor with many patents to his name Bob Galyen .. Former CTO of CATL .. ~46 Years of international work experience Takashi Mitachi .. Former Senior Advisor & Co-Chairman of BCG Japan Office Best-in-Class Scientific Experts 50 | Confidential Jean-Michel Pelaprat .. Head of Advisory Board .. NUBURU Co-Founder “I co-founded NUBURU with Mark Zediker. Pioneering a real breakthrough technology in the laser sector is rare and I am fortunate to be part of it."

| Confidential From Plug & Play to Exploring Proprietary Next Generation Printing Technology 51 | Confidential Plug and Play Upgrade to Existing & Next Generation Scanner-Based 3D Printers Today… Development plan to introduce printers either through organic efforts or acquisition Exploring Area Printing Technology Light Engine Blue Laser 3D Printing Note: The companies listed above represent target markets and do not represent a customer list.

| Confidential Automated Manufacturing Process Single Semi-Automated Production Line with Modularity to Enable Scale Manufacturing 52 | Confidential Automated Automated Automated Automated Blue Diode Suppliers

| Confidential Illustrative Customer Adoption Timeline 53 | Confidential Month 0 First intro Month 0 First intro Months 1-6 Application development Months 1-6 Application development Month 7 First P/O for internal qualification Month 7 First P/O for internal qualification Month 15 Manufacturing qualification Month 15 Manufacturing qualification Month 22 Second P/O & agreement discussion for 2022 volume supply Month 22 Second P/O & agreement discussion for 2022 volume supply Welding Adoption Timeline (existing customer) Month 0 First intro Month 0 First intro Months 1-9 Basic Application development Months 1-9 Basic Application development Months 6-18 First P/Os for system integration and process qualification Months 6-18 First P/Os for system integration and process qualification Months 15-24 Manufacturing qualification Months 15-24 Manufacturing qualification Month 24 Volume P/O & Supply agreement discussion Month 24 Volume P/O & Supply agreement discussion 3D Printing Adoption Timeline (Projected SML adoptions across multiple customers)

| Confidential Financials

| Confidential Historical Financial Summary 55 | Confidential Statement of Operations Data1 ($ in thousands) Six Months Ended June 30 Year Ended December 31 2022 2021 2021 2020 Revenue $137 $180 $377 $692 Net Loss (6,183) (4,812) (9,384) (11,025) Statement of Cash Flows Data Net cash provided by (used in) operating activities (4,730) (4,066) (7,807) (8,406) Net cash provided by (used in) investing activities (185) (125) (231) (866) Net cash provided by (used in) financing activities 403 — 5,651 12,706 Balance Sheet Data1 ($ in thousands) As of June 30 As of December 31 2022 2021 2020 Total assets 8,470 10,726 13,692 Total liabilities 3,496 1,138 812 Total stockholders’ equity 4,974 9,588 12,880 (1) Year ended December 31, 2021 and 2020 figures taken from PCAOB audited financial statements. Six months ended June 30, 2022 and 2021 figures taken from PCAOB reviewed financial statements. Key Takeaways: Cash burn has remained below $10M per year while driving technology development and commercialization .. ~$60 million in private capital raised to date from strategically valuable investors .. Significant investment of ~$7 million in product R&D over last 2.5 years supports burgeoning IP portfolio of 170+ granted and pending patents and applications globally .. Commercial traction beginning with 36 systems at 26 customers and ongoing application testing with over 10,000 test welds completed .. Decline in revenues: .. in FY 2021 vs FY 2020 driven by change in product mix due to restart of capital cycle from COVID delays .. YTD 2022 vs 2021 driven by supply chain delays in 1H of 2022 .. Currently have ~30,000 sq. ft. of space which includes production, clean room and application lab capabilities .. Currently have 36 employees, a significant number of which are engineers with advanced degrees